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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 Amendment No. 1
                                 (Rule 13d-101)



        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                              Omnipoint Corporation
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                    68212D102
                     --------------------------------------
                                 (CUSIP Number)



                        VoiceStream Wireless Corporation
                             3650 131st Avenue S.E.
                               Bellevue, WA 98006
                                  (425)653-4600
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)



                                 August 2, 1999
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             (Date of Event which requires Filing of this Statement)



If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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                                  SCHEDULE 13D


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CUSIP NO. 68212D102
--------------------

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VoiceStream Wireless Corporation
      91-1956183
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS
      WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Washington
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                      7   SOLE VOTING POWER
                          6,250,000(1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NONE
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            6,250,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NONE
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,250,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.5%
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  14  TYPE OF REPORTING PERSON

      CO
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  (1) Issuable upon conversion of 6,250 shares of Issuer's Series A Non-Voting
      Convertible Preferred Stock at a conversion price of $24 per share.
      Under certain circumstances, as described in Items 4 and 5 of the

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      Schedule 13D, such 6,250 shares will be automatically converted to
      Common Stock at a conversion price of $18.50 per share, in which case VoiceStream will beneficially own 8,108,108 shares.

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                  This Amendment No. 1 amends and supplements the Schedule 13D filed on July 6, 1999 relating to the purchase by VoiceStream of shares of the Series A Non-Voting Convertible Preferred Stock of the Company.

                  Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the
Schedule 13D.

                  Item 3. Source and Amount of Funds or Other Consideration.

                  The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

                  The aggregate purchase price for the 6,250 shares of Preferred Stock purchased, and to be purchased, by VoiceStream is $150,000,000. The source of funds used in this transaction is the working capital of VoiceStream. See
Item 5(a) below.

                  Item 5. Interest in Securities of the Issuer.

                  The information set forth in Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

                  (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY
OWNED:

                  Pursuant to Rule 13d-3 VoiceStream is deemed to be the beneficial owner of shares which it has the right to acquire within 60 days. Accordingly, on August 2, 1999 it became the beneficial owner (as defined in Rule 13d-3) of the additional 1,979 shares of Preferred Stock (which are convertible into 1,979,000 shares of Common Stock) which, pursuant to the Securities Purchase Agreement, it has agreed to purchase on October 1, 1999, as described in the previously filed Schedule 13D.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 2, 1999

                                         VOICESTREAM WIRELESS CORPORATION



                                         By: /s/ Alan R. Bender
                                           ------------------------------------
                                            Name: Alan R. Bender
                                            Title: Executive Vice President,
                                                   General Counsel and Secretary


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